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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of   March, 2004

Commission File Number:   1-14118

PRESS RELEASE #09/04
QUEBECOR WORLD ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

March 11, 2004	09/04
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES
SENIOR MANAGEMENT APPOINTMENTS

Montréal, Canada — Quebecor World (NYSE, TSX: IQW) is pleased to announce two senior management appointments that will strengthen our North American operations and further enhance customer service. Brian Freschi, currently President of our Retail and Sunday Magazine Group is also assuming responsibility for our U.S. Catalog Group and Chuck Miotke is appointed President of our U.S. Magazine Group.

"These two individuals have extensive experience and a proven track record in our business and in our Company," said Jean Neveu, President and Chief Executive Officer, Quebecor World. "The fact that these appointments are coming from within our organization is a tribute to the depth and strength of our management team."

Brian Freschi has more than 20 years of experience in the printing business in sales and operations. He joined Quebecor in 1994 and has held senior positions in our Catalog and Retail Groups before being named President of the Retail Group in 2002.

Chuck Miotke has more than 25 years of experience in the printing industry. He joined Quebecor in 1988. He has held several senior positions with the Company in our Catalog, Book and Magazine Groups.

"Chuck and Brian are exceptionally qualified to assume these responsibilities. They have significant experience in the businesses they will be leading. They both have developed a thorough knowledge of our manufacturing platform and of our customer base. These skills will help us improve efficiencies as well as further expand Quebecor World's full-service offering to all our customers," said Dave Boles, Chief Operating Officer, North America.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary
Date:	March 11, 2004

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QUEBECOR WORLD ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS
SIGNATURES